UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)1

DISTRIBUTED POWER, INC.

_______________________________________________________________________

 (Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

_______________________________________________________________________

(Title of Class of Securities)

25476C 20 4

_______________________________________________________________________

(CUSIP Number)

Global Filings, LLC 540-675-6276

337 Gay Street Washington VA 22747

_______________________________________________________________________

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2007

_______________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS: Joseph Meuse I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 33,552,772
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 33,552,775
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,552,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the $.01 par value per share common stock (the "Common Stock") of Distributed Power, Inc. (the "Issuer"). The Issuer is a Delaware corporation and its principal executive offices are located 360 Main Street, P.O. Box 393, Washington, Virginia 22747.

Item 2 - Identity and background of person filing the statement

     (a)-(b) The name of the person filing this  statement is Joseph Meuse the  "Reporting  Person"),  an  individual  residing at 211 Falmouth Street, Warrenton, Virginia 20186.

     (c) Joseph Meuse is President of Belmont Partners, LLC located at 360 Main Street, P.O. Box 393, Washington, VA 22747. Belmont Partners, LLC is an investment banking and reverse mergers, specializing in taking private businesses and transforming them into public enterprises. Joseph J. Meuse attended the College of William and Mary from 1990-1993. He has been a practicing corporate restructuring and reverse mergers since 1995 and has been a Managing Partner at Belmont Partners, LLC since 2003.  Additionally, Mr. Meuse maintains a position as a Board member of the following organizations; Volcanic Gold, Inc., Teleservices Internet Group, Inc., Pivotal Technologies, Inc., Discas, Inc., Aztec Technology Partners, Inc., MediaX Corporation, Niagara Systems, Inc., Comprehensive Medical Diagnostics Group, Inc., Retail Holdings, Inc., NuOasis Laughlin, Inc., and Big Red Gold, Inc.

     (d)-(e) During the last five years,  neither the Reporting  Person or Belmont Partners, LLC has not been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)or a party to a  civil  proceeding  of  a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding was or is  subject  to a  judgment,  decree  or  final  order  enjoining  future violations of, or prohibiting or mandating  activities subject to, United States Federal or State  securities laws or finding any violations with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America

Item 3 - Source and amount of funds or other consideration

On October 9, 2006 Belmont Partners, LLC acquired 10,000 shares of Common Stock, on January 17, 2007 Belmont Partners, LLC acquired 33,542,772 shares of Common Stock at a purchase price of $.000001 per share. Belmont Partners, LLC financed this purchase through the use of his personal funds.

Item 4 - Purpose of the transaction

The shares of Common Stock were acquired by Belmont Partners, LLC for investment purposes to reinstate the company and return share holder value.

Item 5 - I nterest in securities of the issuer

(a)- (b) According to, the Issuer's transfer agent, 50,050,000 shares of the Common Stock were issued and outstanding as of January 17, 2007.  Belmont Partners, LLC is the owner of 33,552,772 shares of the Common Stock, or .67% of the issued and outstanding shares of the Common Stock.

(c)  Other than as described in Items 3 and 4, during the past sixty days prior to the date hereof, Belmont Partners, LLC has not engaged in any transaction in the Issuer’s Common Stock.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares reported in Item

5(a) and (b).

(e) Not applicable.

Item 6 - Contracts, arrangements or relationships with respect to securities of the issuer

The   Reporting   Person  does  not  have  any   contracts,   arrangements, understandings,  or  relationships  (legal or  otherwise)  with any person  with respect to the Shares,  including  transfer or voting  thereof,  finder's  fees, joint  ventures,  loan or  option  arrangements,    guarantees  of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 - Material to be filed as exhibits which may include but is not l imited to:

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DISTRIBUTED POWER, INC.

Date: March 31, 2007	Signature:	/s/ Joseph Meuse
	Title:	Director